Dear Dominic:

On behalf of THL Credit, Inc., we are sending across a draft response to the comments you issued on May 16, 2013 along with marked pages. We look forward to discussing the responses with you once you have had a chance to review. We understand that all documentation forwarded to you will need to be submitted as correspondence on EDGAR as well.

Regards,

Lisa Morgan

Lisa Morgan | Counsel

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700 | Washington, DC 20001-3980

202.383.0523 direct | 202.637.3593 facsimile

lisa.morgan@sutherland.com | www.sutherland.com

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SUTHERLAND

SUTHERLAND ASBILL & BRENNAN LLP
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www.sutherland.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
E-mail: Cynthia.krus@sutherland.com

May __, 2013

VIA EDGAR

Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: THL Credit, Inc.
Registration Statement on Form N-2 (333-187969)

Dear Mr. Minore:

On behalf of THL Credit, Inc. (the "***Company***"), set forth below are the Company's responses to the comments provided by the staff of the Division of Investment Management (the "***Staff***") of the Securities and Exchange Commission (the "***SEC***") to the Company by a letter dated May 16, 2013, with respect to the Company's registration statement on Form N-2 (File No. 333-187969) filed with the SEC on April 17, 2013 (the "***Registration Statement***"), and the prospectus included therein (the "***Prospectus***").

The Staff's comments are set forth below in bold italics and are followed by the Company's responses. The revisions to the Prospectus referenced in the responses below are set forth in the changed pages attached hereto as Exhibit A.

Registration Statement Facing Page

1. ***Because the Company has filed a new registration statement, and not a post-effective amendment to a registration statement, please delete the reference to the filing becoming effective "when declared effective pursuant to section 8(c)."***

Response: The Company has revised the Registration Statement accordingly.

Prospectus Front Cover Page

2. ***Update the information contained in the second paragraph to reflect the Company's definitive proxy materials filed April 27, 2013.***

   Response: In accordance with the Staff's comment, the Company has revised the Prospectus to reflect the Company's definitive proxy materials filed April 27, 2013.

3. ***The disclosure contained in the second paragraph indicates that the Company may offer shares of its common stock at a discount to net asset value per share, and that sales of common stock at prices below net asset value per share dilute the interests of existing stockholders. The disclosure also states that the Company has authority to sell shares of its common stock at a price below net asset value, but that such sales are limited to a maximum of 25% of its outstanding common stock. However, it is unclear whether there also exists any limitation on the amount of dilution to the interests of existing stockholders resulting from sales of common stock at prices below net asset value per share. Accordingly, please disclose whether there exists any aggregate ceiling on the amount of dilution that could occur to the interests of the Company's common shareholders.***

   Response: With respect to the Company's authority to sell shares of its common stock at a price below net asset value, there is no maximum discount on the amount of dilution to the interests of existing stockholders resulting from such sales. Accordingly, the Company respectfully submits that the Prospectus fully discloses all material information related to sales of shares of the Company's common stock at a price below net asset value, and therefore will not revise disclosure in the Prospectus. The Company respectfully refers the Staff to the risk factor entitled, "*The net asset value per share of our common stock may be diluted if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or securities to subscribe for or convert into shares of our common stock,*" which the Company believes highlights the risk of dilution. The Company has added disclosure to this risk factor to emphasize that there is no ceiling on the amount of dilution that could occur to the interests of the Company's common shareholders. In addition, the Company respectfully refers the Staff to the section entitled "Sales of Common Stock Below Net Asset Value" included in the Registration Statement. There is an example included in this section which outlines a 25% offering at a 100% discount (please refer to Example 4).

4. ***Disclose the per share net asset value of the Company's common shares as of a date more current than December 31, 2012.***

   Response: The Company has revised disclosure in the Prospectus accordingly.

5. ***On the front cover page of the base prospectus and of any prospectus supplement used to offer the Company's securities, disclose that the debt securities in which the Company invests will generally be considered below investment grade, which are also known as "junk securities" and that indebtedness below investment grade quality has predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Also disclose, if true, that a material amount of the Company's debt investments contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Company. Further disclose, if true, that a material amount of the Company's debt investments will not pay down principal during their lifetime, which could result in a substantial loss to the Company if the portfolio company is unable to refinance or repay the debt at maturity.***

   Response: The Company has revised the disclosure on the front cover as requested.

Prospectus Summary

Organizational Overview (page 2)

6. ***Please present the information contained in the organizational chart in legible format.***

   Response: The Company has revised the organizational chart and provided additional commentary in our disclosure

THL Credit Advisors LLC (page 2)

7. ***State that the Company pays THL Credit Advisors a management fee as a percentage of the Company's gross assets and incentive fees as a percentage of the Company's ordinary income and its capital gains.***

   Response: The Company has revised disclosure in the Prospectus accordingly.

8. ***Whenever a reference is made at any location in the prospectus to "LIBOR" please specify the type of LIBOR rate that is being used.***

   Response: The Company has revised disclosure in the Prospectus accordingly.

9. ***Disclose what "ABR" signifies.***

Response: Under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operation—Financial Condition, Liquidity and Financing Activities—Credit Facility" on page 57 of the Prospectus, the Company defines "ABR" as alternative base rate loans. The Company has revised such disclosure in the Prospectus to clarify what "ABR" signifies.

Investment Structure (page 6)

10. ***We note that many of the Company's portfolio investments contain interest reset provisions. If these interest rate reset provisions are determined by other than a well-established benchmark (e.g., a version of LIBOR), please provide, in your response letter, a general description of how these interest reset provisions operate.***

Response: The interest rate reset provisions are determined by a LIBOR benchmark. The Company has not used any other benchmark for our debt investments. The Company's portfolio investments that contain interest rate reset provisions reset on a monthly or quarterly basis.

Leverage (page 7)

11. ***Disclose the significance of "a one year term out period."***

Response: The Company has revised disclosure in the Prospectus accordingly.

Risks (page 8)

12. ***Disclose that a Company portfolio holding's inability to pay interest and principal when due may contribute to a reduction in the net asset value per share of Company common stock, the Company's ability to pay dividends and to service its contractual obligations, and may negatively impact the market price of Company common stock and other securities that it may issue.***

Response: The Company has revised disclosure in the Prospectus accordingly.

13. ***Disclose that investors may lose all or part of their investment in the Company. Please present the last paragraph in bold face type.***

Response: The Company has revised disclosure in the Prospectus accordingly.

Recent Developments (page 9)

14. ***Highlight the terms of the Company's investment in Connecture, Inc.***

Response: The summary information was included in the "Recent Developments" section because the investment closed after the year ended December 31, 2012 and, as a result would not be reflected in the Schedule of Investments. The Company respectfully submits that the terms of its investment in Connecture, Inc. are provided in the Schedule of Investment for the period ended March 31, 2013 in the Registration Statement.

15. ***Briefly expand upon the disclosure relating to the Company's investment in the CLO residual interest of two collateralized loan obligations. In this regard, the disclosure should identify the CLO issuers, the terms of the investment, the types of loans underlying the CLOs and the approximate total principal amount of the CLO interests to which the residual interest is subordinated. Also briefly highlight, in plain English, the nature of a residual interest in the context of a CLO structure and the risk profile of that interest; for example, if true, state that, among other things, the residual interest absorbs all of the losses and is last in line under the CLOs' payment priority structure.***

Response: The Company has revised disclosure in the Prospectus accordingly.

Fees and Expenses (page 10)

16. ***In the last sentence of the first paragraph, replace the phrase "included in this table to reflect the applicable sales load and related fees" with the phrase "included in this table and example to reflect the applicable sales load and applicable fees and expenses."***

Response: The Company has revised disclosure in the Prospectus accordingly.

Example (page 10)

17. ***Because the Company's incentive fees represent a material expense, we believe that excluding a presentation of their impact from the disclosure accompanying the Example would potentially understate the expenses that could be borne by shareholders. Therefore, the narrative accompanying the Example should also present the 1, 3, 5 and 10-Year expenses assuming that the five percent return***

required by Form N-2 results entirely from net realized capital gains (making the entire 5% return subject to the 20% capital gains incentive fee).

Response: The Company has revised disclosure in the Prospectus accordingly.

Risks (page 15)

18. Expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company's. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response: The Company has revised disclosure in the Prospectus accordingly.

19. The Division of Investment Management has recently made a number of observations about derivative related disclosure in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure, if necessary, to describe the Company's use and the risks of derivatives. In the alternative, confirm, in your response letter, that the prospectus accurately and specifically describes the Company's use of derivatives in a manner customized to proposed Company operations.

Response: The Company confirms that it has reviewed the observations and believes that the disclosure is tailored to the types of derivatives used in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the risks are set forth in the "Risk" section in the following risk factors:

- Hedging transactions may expose us to additional risks. (See page 31 of the Registration Statement.)

Risks Related to our Business (page 15)

20. Please add a separate risk factor describing risks resulting from the current interest rate environment; for example, highlight the unique risks associated with the current historically low interest rate environment, including how changes to interest rates might impact the Company's future borrowings, its net investment income, the incentive fee that it pays to THL Credit Advisors, the trading prices of its common

stock and its net asset value, Company portfolio companies' ability to service interest payment obligations and principal loan repayments to the Company.

Response: The Company has revised disclosure in the Prospectus accordingly.

We may have difficulty paying our required distributions… (page 20)

21. Expand the characteristics of PIK interest; for example, disclose that it potentially creates negative amortization on a loan resulting in a borrower owing more at the end of the term of a loan than what it owed when the loan was initially originated.

Response: The Company has revised disclosure in the Prospectus accordingly.

We may pay an incentive fee on income we do not receive in cash. (page 20)

22. It appears that the following phrase should be added to the end of the last sentence "but only to the extent that such an incentive fee is payable for that period and that the write-off will not be carried forward to reduce any incentive fee payable in subsequent periods."

Response: The Company has revised disclosure in the Prospectus accordingly.

There are potential conflicts of interest between us and the fund managed by us… (page 22

23. Disclose the identity of the owners of Greenway and Greenway II. Disclose the extent of any conflicts arising from the transactions described under "Recent Developments" on page 69. Disclose how the sales price of the Company's assets to Greenway II was determined and by whom. What was the extent of the Company's Board of Director's oversight in these matters?

Response: Greenway is a fund with capital committed by affiliates of a single institutional investor (the "Greenway Investor"). Pursuant to the Greenway's limited liability company agreement, the Company agreed not to disclose the name of the Greenway Investor. The Greenway Investor is a large insurance company and it is not otherwise affiliated with the Company.

Greenway II is a fund with capital committed by a total of 10 third party investors, which includes two institutional investors who have committed capital comprising approximately 95% of the fund and several individuals who, in the aggregate, comprise

less than 5% of the fund. These individuals are affiliated with the Company and its affiliates.

The Company has included disclosure in the Registration Statement regarding the potential conflicts that may arise among the Company and Greenway and Greenway II (the "Managed Funds"). For example, in "Risks" the Company respectfully refers the Staff to the risk factor entitled "There are potential conflicts of interest between us and the funds managed by us which could impact our investment returns." The potential conflicts are also discussed on page [49] under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Greenway," and on page 101 under the caption "Certain Relationships—Managed Funds."

The Company has sold two investments to Greenway II. In connection with the sales, the Company made a capital call to the investors in Greenway II indicating the investment to be purchased from the Company. In each case, the purchase price was the same price the Company paid for the investment. The Company determined to sell a portion of each position so that the Company did not have large positions in the portfolio companies and to maintain diversity. Greenway II enters into each such sale based on pre-established guidelines.. This reduces any possible conflicts of interest.

As the investment adviser to the Managed Funds, the Company determines sales prices, subject to its fiduciary duties as a registered investment adviser. The Company discussed the sales that have occurred with Greenway II at the last Board meeting and intends to discuss such matters with the Board in the future to the extent any such sales occur.

24. ***What role did the independent directors have in approving these transactions? Are there any co- investing issues regarding these sales?***

    Response: The Company manages the Managed Funds, acting as the Managed Funds investment adviser pursuant to an investment advisory arrangement and thereby controls the investment making decisions for the Managed Funds from a regulatory perspective. There are no co-investing issues regarding the sales.

THL Credit SBIC, LP (page 65)

25. ***Clarify whether the Company's withdrawal of its application with the SBA involved the possible licensing of a new SBIC or whether it related to the licensing of THL Credit SBIC, LP and THL Credit SBIC, GP, LLC. To the extent that it relates to the latter two entities, then expand upon the material consequent effect, if any, on the Company.***

Response: The withdrawal of the licensing application involved THL Credit SBIC, LP and THL Credit SBIC GP, LLC. The withdrawal of this application had no material effect on the Company. Accordingly, the Company believes disclosure in the Prospectus, as currently provided, is sufficient.

Recent Developments (page 69)

26. Highlight the terms of the Company's investments in Embarcadero Technologies, Inc. and Tri- Starr Management Services, Inc.

Response: The summary information was included in the "Recent Developments" section because the investment closed after the year ended December 31, 2012 and, as a result would not be reflected in the Schedule of Investments. The Company respectfully submits that the terms of its investment in Embarcadero Technologies, Inc. and Tri- Starr Management Services, Inc. are provided in the Schedule of Investments for the period ended March 31, 2013 in the Registration Statement.

Monitoring (page 86)

27. Please update the information contained in this section to March 31, 2013.

Response: The Company has revised disclosure in the Prospectus accordingly.

Investment Management and Administrative Agreements (page 99)

28. The disclosure indicates that the Company reimburses the Advisor for the allocable portion of overhead and other expenses incurred by the Advisor in performing its obligations under the administration agreement, including facilities, office equipment, and the allocable portion of the compensation and costs of the Company's officers and their respective staffs. Disclose the methodology used to allocate costs and expenses under the administration agreement. In your response letter, please confirm to the Staff that the Company's Board exercises appropriate oversight with respect to the equity of the allocation methodology used. Also confirm that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

Response: The Company confirms that the description of the allocated expenses in the Prospectus describes fully all expenses allocated under the administration agreement. The Company allocates cost of compensation-related expenses based on time spent working on the Company's matters. The Company also allocates rent based on the cost of space

occupied by those individuals who work on the Company's matters. All other expenses, such as travel and other overhead expenses are allocated based on the expenses being incurred on behalf of the Company. Further, the Company believes that the Prospectus provides sufficient information regarding the methodology used to allocate costs and expenses under the administration agreement.

The Company respectfully notes that the administration agreement is incorporated by reference as an exhibit to the Registration Statement and, therefore, is available for review.

The Company confirms that its Board of Directors exercised appropriate oversight with respect to the allocation methodology and reviews and discusses relevant documents and materials as an annual basis in connection with re-authorization of the investment advisory agreement. In addition, the Board reviews a schedule of all allocable expenses on a quarterly basis.

Determination of Net Asset Value (page 117)

29. In your response letter, please inform the staff whether the Company's Board will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Response: As done in the past, the Company's Board of Directors, or a committee thereof, will review and approve in advance any independent valuation firm the Company may use. This includes the review and approval of the engagement letter, which often includes a general overview of the methodology to be employed by the valuation firm.

The Company confirms that the Board, or a committee thereof, reviews, on a quarterly basis, the fair value recommendations for each of the Company's portfolio company investments. The methodology utilized by the valuation firm is provided in the valuation materials that are provided to the Board. The materials the Board reviews on a quarterly basis includes a quarter over quarter comparison of the fair value determination for each portfolio company investment.

Description of Our Subscription Rights (page 132)

30. Include an undertaking in Part C of the registration statement to file for Staff review a post-effective amendment under Section 8(c) of the Securities Act of 1933

in respect of any rights offering takedown from this shelf registration statement. We may have further comments.

Response: The Company has included an undertaking in Part C of its Registration Statement to file for Staff review a post-effective amendment under Section 8(c) of the Securities Act of 1933 in respect of any rights offering takedown from the Company's shelf Registration Statement.

Description of Our Debt Securities (page 136)

31. In the event that debt securities are offered by the Company, please refrain from referring to any debt securities offered as "senior" unless the debt securities are structurally senior and senior in right of payment to substantially all of the other debt obligations of the Company.

Response: The Company acknowledges the Staff's comment and will refrain from referring to any debt securities it may offer as "senior" unless such debt securities are structurally senior and senior in right of payment to substantially all of the Company's other debt obligations.

Plan of Distribution (page 163)

32. Expand the disclosure to indicate the extent to which the Company's common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

Response: The Company has revised disclosure in Prospectus accordingly.

33. Please confirm to the Staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response: The Company confirms that it will submit any underwritten offering of its securities to FINRA for prior approval of the underwriting terms of such an offering.

34. In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also

undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Response: The Company undertakes to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that it will have entered into with the underwriters, and will specify the nature of the services that the underwriters have provided or will provide thereunder. The Company further undertakes to disclose whether any such fees payable thereunder are a one-time fee or whether they are payable annually, and will file all such agreements as exhibits in a post-effective amendment to the Registration Statement.

Financial Statements

35. Confirm that the Company has considered Articles 3-09 and 4-08(g) of Regulation S-X.

Response: The Company confirms that it has considered the guidance regarding Articles 3-09 and 4-08(g) and Regulation S-X and does not believe that additional financial statements are required to be included in the Registration Statement as a result thereof.

THL Credit, Inc. and Subsidiaries Consolidated Schedule of Investments

36. The reference to footnote (2), which accompanies the "Principal No. of Shares/No. of Units" column headings appearing on pages F-8 through F-11, apparently should instead be to footnote (3).

Response: The Company has revised disclosure in the Prospectus accordingly.

37. Reference is made to footnote (6) appearing on page F-11. In your response letter, confirm whether when, at the option of the issuer, interest can be paid in cash and PIK, it must always be in the same cash/PIK percentage allocation specified under the "Yield" column.

Response: The Company confirms that interest can be paid in cash or PIK. The amount payable in of cash and PIK is set forth in the documentation at the time of the investment. The amounts may change depending on the contractual terms of the investment. The Company's Schedule of Investments provides the current allocation between the cash and PIK as of the period ended March 31, 2013.

Greenway (page F-26)

38. ***Greenway is a portfolio company of the Company, and is managed by the Company through the investment professionals that serve on the Company's investment committee. What conflicts does this present for the Company, the institutional investor and its affiliates? Are the conflicts, if any, fully disclosed in the prospectus? Please explain, or confirm there are no conflicts.***

    Response: The Company respectfully submits that any current or potential conflicts of interest between the Company and Greenway are fully disclosed in the Prospectus on page 22 under the caption "Risk Factors—There are potential conflicts of interest between us and the fund managed by us which could impact our investment returns," on page 49 under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations—Greenway," and on page 101 under the caption "Certain Relationships—Managed Funds."

    As noted in the disclosure, the Managed Funds have guidelines that are applied to determine the types of investments that may be made and the amount that the Managed Funds may contribute. The guidelines are subject to the discretion of the Adviser.

PART C

Item 25. Financial Statements and Exhibits

39. ***Please file as an exhibit the legality of shares opinion, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company's Board, it may be necessary for the Company to undertake to file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.***

    Response: The legality opinion, and related consent of counsel, will be included as an exhibit to the Registration Statement in a subsequent amendment thereto before the Company's Registration Statement is declared effective. The Company undertakes to file the required legal opinion as an exhibit to the Registration Statement, in connection with any takedown from the Registration Statement.

Closing

40. ***We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.***

Response: The Company acknowledges the Staff's comment.

41. ***Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.***

Response: The Company acknowledges the Staff's comment.

42. ***Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the Registration Statement.***

Response: The Company advises the Staff that is has not submitted and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

43. ***You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.***

Response: The Company acknowledges the Staff's comment.

44. ***We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.***

Response: The Company acknowledges the Staff's comment.

45. ***In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:***

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges the Staff's comment, and undertakes to furnish a letter including the above-mentioned acknowledgments should it request acceleration of the effective date of the Registration Statement.

46. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response: The Company acknowledges the Staff's comment.

47. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response: The Company acknowledges the Staff's comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

EXHIBIT A

As filed with the Securities and Exchange Commission on ________, 2013

Securities Act File No. 333-187969

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(Check appropriate box or boxes)

Pre-Effective Amendment No. 1

Post-Effective Amendment No.

THL CREDIT, INC.

(Exact name of Registrant as specified in charter)

100 Federal Street, 31st Floor
Boston, MA 02110
(Address of Principal Executive Offices)
Registrant's Telephone Number, including Area Code: (800) 450-4424
James K. Hunt
THL Credit, Inc.
100 Federal Street, 31st Floor
Boston, MA 02110
(Name and address of agent for service)

COPIES TO:
Cynthia M. Krus
Lisa A. Morgan
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW Suite 700
Washington, DC 20001

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, $0.001 par value per share(2)			
Preferred Stock, $0.001 par value per share(2)			
Warrants(2)			
Subscription Rights(3)			
Debt Securities(4)			
TOTAL		$250,000,000(5)	$11,714(6)

(1) Estimated pursuant to Rule 457 solely for the purposes of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this registration statement.
(2) Subject to Note 5 below, there is being registered hereunder an indeterminate number of shares of common stock, preferred stock, or warrants as may be sold, from time to time. Warrants represent rights to purchase common stock, preferred stock or debt securities.
(3) Subject to Note 5 below, there is being registered hereunder an indeterminate number of subscription rights as may be sold, from time to time, representing rights to purchase common stock.
(4) Subject to Note 5 below, there is being registered hereunder an indeterminate principal amount of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $250,000,000.
(5) In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $250,000,000.
(6) Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
May , 2013

$250,000,000

THL Credit, Inc.

Common Stock
Preferred Stock
Warrants
Subscription Rights
Debt Securities

This prospectus relates to the offer, from time to time, up to $250,000,000 of shares of our common stock, par value $0.001 per share, preferred stock, par value $0.001 per share, warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, subscription rights or debt securities, which we refer to, collectively, as the "securities." We may sell our common stock through underwriters or dealers, "at-the-market" to or through a market maker into an existing trading market or otherwise directly to one or more purchasers or through agents or through a combination of methods of sale. The identities of such underwriters, dealers, market makers or agents, as the case may be, will be described in one or more supplements to this prospectus. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

We may offer shares of common stock at a discount to net asset value per share in certain circumstances. On June 7, 2012, our common stockholders voted to allow us to issue up to 25% of our outstanding common stock at a price below net asset value per share for a period of one year ending June 7, 2013. We are seeking stockholder approval of this proposal again at our 2013 Annual Meeting of Stockholders. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. For offerings of common stock made after June 7, 2013, the offering price per share will not be less than the net asset value per share of our common stock at the time we make the offering except (1) in connection with a rights offering to our existing stockholders, (2) with the consent of the majority of our voting securities and approval of our board of directors, or (3) under such circumstances as the Securities and Exchange Commission may permit. See "Risks" for more information.

We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. We are managed by our investment adviser, THL Credit Advisors LLC, which also provides the administrative services necessary for us to operate.

Our investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. We are a direct lender to middle-market companies and invest in subordinated, or mezzanine, debt and second lien secured debt, which may include an associated equity component such as warrants, preferred stock or other similar securities. We may also selectively invest in first lien secured loans that generally have structures with higher interest rates, which include unitranche investments, or loan structures that combine characteristics of traditional first lien senior secured as well as second lien and subordinated loans. In certain instances we will also make direct equity investments, including equity investments into or through funds, and we may also selectively invest in more broadly syndicated first lien secured loans from time to time. We also may provide advisory services to managed funds. Below investment grade debt securities in which we may invest are often referred to as "high yield" or "junk" securities. Exposure to below investment grade securities involves certain risk, and those securities are viewed as having predominately speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. A material amount of our debt investments contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments. Further, our debt investments generally will not pay down principal during their term which could result in a substantial loss to us if the portfolio company is unable to refinance or repay the debt at maturity.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "TCRD." On [ ], 2013, the last reported sale price of a share of our common stock on the NASDAQ Global Select Market was $[ ]. The net asset value per share of our common stock at March 31, 2013 (the last date prior to the date of this prospectus on which we determined net asset value) was $13.20.

Please read this prospectus before investing and keep it for future reference. It contains important information about us that a prospective investor ought to know before investing in our securities. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. The information is available free of charge by contacting us THL Credit, Inc., 100 Federal Street, 31st floor, Boston, MA 02110, or by calling us at (800) 450-4424 or on our website at www.thlcredit.com. The Securities and Exchange Commission maintains a website at www.sec.gov where such information is available without charge upon request. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Investing in our securities involves a high degree of risk, including credit risk and the risk of the use of leverage. Before buying any securities, you should read the discussion of the material risks of investing in our common stock in "Risks" beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is [ ], 2013.

We are permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one half of our assets). We have used, and expect to continue to use, our credit facilities, along with proceeds from the rotation of our portfolio and proceeds from public and private offerings of securities to finance our investment objectives. See "Regulation" for discussion of BDC regulation and other regulatory considerations.

Organizational Overview

The Company was organized as a Delaware corporation on May 26, 2009 and initially funded on July 23, 2009. We commenced principal operations on April 21, 2010. The Company has formed wholly owned subsidiaries which serve as tax blockers and hold equity or equity-like investments in portfolio companies organized as limited liability companies or other forms of pass-through entities. The Company also has formed wholly owned subsidiaries which serve as the administrative agents on certain investment transactions. For additional information regarding THL Credit Greenway Fund, LLC and THL Credit Greenway Fund II, LLC, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Portfolio Composition and Investment Activity – Investments in Funds." For additional information on THL Credit Senior Loan Strategies LLC, see "- THL Credit Advisors LLC" below.

On March 12, 2013, THL Credit Opportunities, L.P. sold 6,974 shares, or its remaining common stock ownership interest of the Company. On May 10, 2013, THL Credit Partners BDC Holdings, L.P. distributed 2,047,719 shares, or its remaining common stock interest in the Company, to its limited partners.


THL Partners Affiliate
Managers
Public Stockholders
100%
THL Credit, Inc. (DE Corp.)
Management Agreement
THL Credit Advisors LLC (DE LLC)
SLS Team
100%
100%
Limited Partners
Limited Partners
THL Credit Holdings, Inc. and other blocker corps
THL Corporate Finance, Inc. and wholly owned subsidiaries
0.01%
0.01%
THL Credit Senior Loan Strategies LLC (DE LLC)

THL Credit Advisors LLC

Our investment activities are managed by our investment adviser, THL Credit Advisors. THL Credit Advisors is responsible for sourcing potential investments, conducting research on prospective investments, analyzing investment opportunities, structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis. We pay THL Credit Advisors a management fee as a percentage of our gross assets and incentive fees as a percentage of our ordinary income and capital gains. THL Credit Advisors was formed as a Delaware limited liability company on June 26, 2009 and is registered as an investment adviser

On March 15, 2013, we entered into an amendment (the "Revolver Amendment") to our existing revolving credit agreement ("Revolving Facility") and an amendment (the "Term Loan Amendment") to our existing term loan credit agreement (the "Term Loan Facility" and, together with the Revolving Facility, the "Facilities") with ING Capital LLC ("ING"). The Revolver Amendment revised the Revolving Facility to, among other things, increase the amount available for borrowing under the Revolving Facility from $140 million to $170 million and extend the maturity date from May 2016 to May 2017, with a one year term out period beginning in May 2016. The one year term out period is the one year anniversary between the revolver termination date, or the end of the availability period, and the maturity date. During this time, we are required to make mandatory prepayments on our loans from the proceeds we receive from the sale of assets, extraordinary receipts, returns of capital or the issuances of equity or debt. The Term Loan Amendment revised the Term Loan Facility to, among other things, increase the amount of the term loan commitments from $50 million to $70 million and extend the maturity date from May 2017 to May 2018. The amendments also modified the accordion feature in the Facilities to permit the Company to increase the Facilities, if certain conditions are satisfied, to an aggregate amount not to exceed the lesser of $400,000,000 and the Company's net worth , as determined under the facilities,. ING serves as administrative agent, lead arranger and bookrunner under each of the Facilities.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Credit Facility."

Distributions

As a RIC, we are required to distribute annually to our stockholders at least 90% of the sum of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We are not subject to corporate level income taxation on income we timely distribute to our stockholders as dividends. See "Tax Matters." We intend to continue to distribute quarterly dividends to our common stockholders, however, we may not be able to maintain the current level of dividend payments, including due to regulatory requirements. Our quarterly dividends, if any, will be determined by our board of directors. We pay regular quarterly dividends based upon an estimate of annual taxable income available for distribution to stockholders and the amount of taxable income carried over from the prior year for distribution in the current year. For more information, see "Distributions."

We may issue preferred stock from time to time, although we have no immediate intention to do so. If we issue shares of preferred stock, holders of such preferred stock will be entitled to receive cash dividends at an annual rate that will be fixed or will vary for the successive dividend periods for each series. In general, the dividend periods for fixed rate preferred stock will be quarterly. To the extent we issue preferred stock, the payment of dividends to holders of our preferred stock will take priority over payment of dividends to our common stockholders. See "Description of Our Preferred Stock."

Risks

Investing in our common stock may be speculative and involves certain risks relating to our structure and our investment objective that you should consider before deciding whether to invest. Certain of these risks are referenced below:

Capital markets are currently functional, but may experience periods of disruption and instability, which could have a negative impact on our business and operations.

There are numerous risks relating to our business, including credit losses on our investments, the risk of loss associated with leverage, illiquidity and valuation uncertainties in our investments, possible lack of appropriate investments, the lack of experience of our investment adviser and our dependence on such investment adviser.

There are also numerous risks relating to our investments, including the risky nature of the securities in which we invest, the subordinated nature of select investments, our potential lack of control over our portfolio companies, our limited ability to invest in public or foreign companies and the potential incentives in our investment adviser to invest more speculatively than it would if it did not have an opportunity to earn incentive fees. The inability of our portfolio companies to pay interest and principal when due may contribute to a reduction in the net value per share of our common stock, affect our ability to pay dividends and service our contractual obligations, and may negatively impact the market price of shares of our common stock.

We also have various risks relating to our status as a BDC, including limitations on raising additional capital, failure to qualify as a BDC and loss of tax status as a RIC.

There are also risks relating to this offering, including volatility in our stock price and the anti-takeover effect of certain provisions in our certificate of incorporation. You may lose all or part of your investment in our securities.

See "Risks" beginning on page 16 of this prospectus for a more detailed discussion of these and other material risks you should carefully consider before deciding to invest in our common stock.

Certain Anti-Takeover Provisions

Our certificate of incorporation and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for our common stock. See "Description of Our Capital Stock."

Recent Developments

On April 11, 2013, we received $19.3 million in proceeds in connection with the realization of a subordinated debt investment in Surgery Center Holdings, Inc., which included a prepayment premium. In addition, we received $1.2 million in dividend proceeds from our equity holdings in Surgery Center Holdings, Inc. We subsequently closed on a $15.0 million second lien investment in the portfolio company on April 19, 2013.

On May 2, 2013, our board of directors declared a dividend of $0.34 per share, payable on June 28, 2013 to stockholders of record at the close of business on June 14, 2013.

On May 6, 2013, we were partially prepaid on $3.1 million of our second lien loan in AIM Media Texas Operating, LLC.

On May 10, 2013, we closed on an $11.2 million first lien investment in a San Francisco based e-commerce company.

On May 21, 2013, we closed on a $25.9 million subordinated debt investment in Wingspan Portfolio Holdings, Inc., or Wingspan. Wingspan is a diversified mortgage servicing company providing services to banks and other institutions.

On May 23, 2013, we received $8.3 million in proceeds in connection with the realization of a subordinated debt investment in Firebirds International, LLC which includes a prepayment premium.

FEES AND EXPENSES

The following table is intended to assist you in understanding the various costs and expenses of the Company and its consolidated subsidiaries that an investor in our common stock will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. **The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown.** Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you" or "us" or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in the Company. In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate the information included in this table and example to reflect the applicable sales load and applicable fees and expenses.

Stockholder Transaction Expenses	
Sales Load (as a percentage of offering price)	— %(1)
Offering Expenses (as a percentage of offering price)	— %(2)
Dividend Reinvestment Plan Fees	— %(3)
Debt Securities and/or Preferred Stock Offering Expenses Borne by Holders of Common Stock	— %(4)
Total Stockholder Transaction Expenses (as a percentage of offering price)	— %(4)
Annual Expenses (as a Percentage of Net Assets Attributable to Common Shares)	
Base Management Fees	2.09%(5)
Incentive Fees Payable Under the Investment Management Agreement (20% of ordinary income and capital gains)	1.27%(6)
Interest Payments on Borrowed Funds (including Cost of Servicing Debt Securities and/or Preferred Stock)	1.65%(7)
Other Expenses	1.04%(8)
Acquired Fund Fees and Expenses	0.03%(9)
Total Annual Expenses	6.08%

Example

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the investment management agreement, which, assuming a 5% annual return, would either not be payable or would have a de minimis effect, is nonetheless included in the example for illustrative purposes based upon the estimated annual expenses relating thereto as set forth above. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses and returns to our investors would be higher. For example, if we assumed that we received our 5% annual return completely in the form of net realized capital gains on our investments, computed net of all cumulative unrealized depreciation on our investments, the projected dollar amount of total cumulative expenses set forth in the above illustration would be as follows:

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$61	$180	$296	$577

In addition, the example assumes no sales load. Also, while the example assumes reinvestment of all dividends at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our

RISKS

Before you invest in our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, and any prospectus supplement accompanying this prospectus, before you decide whether to make an investment in our securities. The risks set out below are not the only risks we face, but they are the principal risks associated with an investment in us. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below, together with those set forth in any prospectus supplement accompanying this prospectus, are the principal risk factors associated with an investment in our securities, as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

RISKS RELATED TO OUR BUSINESS

We are a new company with a limited operating history.

We were incorporated in May 2009, completed an initial public offering of our common stock in April 2010 and have a limited operating history. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective and that the value of our common stock could decline substantially.

Our investment adviser and the members of its investment committee have limited experience managing a BDC.

The 1940 Act imposes numerous constraints on the operations of BDCs and RICs. For example, under the 1940 Act, BDCs companies are required to invest at least 70% of their total assets primarily in securities of private or thinly traded U.S. public companies, cash, cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less. Moreover, qualification for taxation as a RIC under subchapter M of the Code requires satisfaction of source-of-income and diversification requirements and our ability to avoid corporate-level income taxes on our income and gains depends on our satisfaction of distribution requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as BDC or RIC or could force us to pay unexpected taxes and penalties, which could be material. Our investment adviser and the majority of the members of our senior management only have limited experience managing or providing management consulting services to a BDC. Our investment adviser's and the members of its investment committee's lack of experience in managing a portfolio of assets under such constraints may hinder their ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective.

We may suffer credit losses.

Investment in middle market companies is highly speculative and involves a high degree of risk of credit loss, and therefore our securities may not be suitable for someone with a low tolerance for risk. These risks are likely to increase during an economic recession.

The lack of liquidity in our investments may adversely affect our business.

Our investments generally are made in private companies. Substantially all of these securities are subject to legal and other restrictions on resale or will be otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded our investments. Further, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or an affiliated manager have material non-public information regarding such portfolio company.

There will be uncertainty as to the value of our portfolio investments.

A large percentage of our portfolio investments are in the form of securities that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. We value these securities on a quarterly basis in accordance with our valuation policy, which is at all times consistent with U.S. generally accepted accounting policies ("GAAP"). Our board of directors utilizes the services of third-party valuation firms to aid it in determining the fair value of these securities. The board of directors discusses valuations and determines the fair value in good faith based on the input of our investment adviser and the respective third-party valuation firms. The factors that may be considered in fair value pricing our investments include the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings, the markets in which the portfolio company does business, comparisons to publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

If we are unable to manage our investments effectively, we may be unable to achieve our investment objective.

Our ability to achieve our investment objective will depend on our ability to manage our business, which will depend, in turn, on the ability of THL Credit Advisors to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result largely will be a function of THL Credit Advisors' investment process and, in conjunction with its role as Administrator, its ability to provide competent, attentive and efficient services to us.

We may experience fluctuations in our periodic operating results.

We could experience fluctuations in our periodic operating results due to a number of factors, including the interest rates payable on the debt securities we acquire, the default rates on such securities, the level of our expenses (including the interest rates payable on our borrowings), the dividend rates payable on preferred stock we issue, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We are exposed to risks associated with changes in interest rates, including fluctuations in interest rates which could adversely affect our profitability.

General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities, and, accordingly, may have a material adverse effect on our investment objective and rate of return on investment capital. A portion of our income will depend upon the difference between the rate at which we borrow funds and the interest rate on the debt securities in which we invest. Because we will borrow money to make investments and may issue debt securities, preferred stock or other securities, our net investment income is dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities, preferred stock or other securities and the rate at which we invest these funds. Typically, we anticipate that our interest earning investments will accrue and pay interest at both variable and fixed rates, and that our interest-bearing liabilities will accrue interest at variable rates. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. We anticipate using a combination of equity and long-term and short-term borrowings to finance our investment activities.

A significant increase in market interest rates could harm our ability to attract new portfolio companies and originate new loans and investments. We expect that a portion of our investments in debt securities will be at floating rates with a floor. However, in the event that we make investments in debt securities at variable rates, a significant increase in market interest rates could also result in an increase in our non-performing assets and a decrease in the value of our portfolio because our floating-rate loan portfolio companies may be unable to meet higher payment obligations. In periods of rising interest rates, our cost of funds would increase, resulting in a decrease in our net investment income. In addition, a decrease in interest rates may reduce net income, because new investments may be made at lower rates despite the increased demand for our capital that the decrease in interest rates may produce. We may, but will not be required to, hedge against the risk of adverse movement in interest rates in our short-term and long-term borrowings relative to our portfolio of assets. If we engage in hedging activities, it may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition, and results of operations.

Any failure on our part to maintain our status as a BDC would reduce our operating flexibility.

If we fail to continue to qualify as a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility and could significantly increase our costs of doing business. Furthermore, any failure to comply with the requirements imposed on BDCs by the 1940 Act could cause the SEC to bring an enforcement action against us.

To the extent we use debt or preferred stock to finance our investments, changes in interest rates will affect our cost of capital and net investment income.

To the extent we borrow money, or issue preferred stock, to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds or pay dividends on preferred stock and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income in the event we use debt to finance our investments. In periods of rising interest rates, our cost of funds would increase, except to the extent we issue fixed rate debt or preferred stock, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to our investment adviser with respect to our pre-incentive fee net investment income.

Because we borrow money, there could be increased risk in investing in our company.

Lenders have fixed dollar claims on our assets that are superior to the claims of stockholders, and we have granted, and may in the future grant, lenders a security interest in our assets in connection with borrowings. In the case of a liquidation event, those lenders would receive proceeds before our stockholders. In addition, borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. Leverage is generally considered a speculative investment technique. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more than it otherwise would have had we not leveraged.

our overall investment activities, or increases in loan balances as a result of PIK arrangements are included in income before we receive any corresponding cash payments. In addition, the PIK interest of many subordinated loans effectively operates as negative amortization of loan principal, thereby increasing credit risk exposure over the life of the loan. We also may be required to include in income certain other amounts that we do not receive in cash.

Since we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the tax requirement to distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, to maintain our status as a RIC. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements.

We may pay an incentive fee on income we do not receive in cash.

That part of the incentive fee payable by us that relates to our net investment income is computed and paid on income that may include interest that has been accrued but not yet received in cash. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. Consequently, while we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a formal clawback right against our investment adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and thereby reduce such period's incentive fee payment, but only to the extent that such an incentive fee is payable for that period and that the write-off will not be carried forward to reduce any incentive fee payable in subsequent periods.

The highly competitive market in which we operate may limit our investment opportunities.

A number of entities compete with us to make the types of investments that we make. We compete with other BDCs, public and private funds, commercial and investment banks, CLO funds, commercial finance companies, and, to the extent they provide an alternative form of financing, private equity and hedge funds. Additionally, because competition for investment opportunities generally has increased among alternative investment vehicles such as hedge funds, entities have begun to invest in areas in which they had not traditionally invested. As a result of these new entrants, competition for investment opportunities intensified in recent years and may intensify further in the future. Some of our existing and potential competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC and that the Code imposes on us as a RIC. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this existing and potentially increasing competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

We are dependent upon senior management personnel of our investment adviser for our future success, and if our investment adviser is unable to retain qualified personnel or if our investment adviser loses any member of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We depend on the members of senior management of THL Credit Advisors, particularly its Chief Executive Officer and Chief Investment Officer, James K. Hunt, its Co-Presidents, W. Hunter Stropp and Sam W. Tillinghast, its Chief Operating Officer and Chief Financial Officer, Terrence W. Olson, its Chief Compliance

Investment Terms

We tailor the terms of each investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that protects our rights and manages our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability. We seek to limit the downside potential of our investments by:

- requiring a total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk; and
- negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or rights to a seat on the board under some circumstances or participation rights.

Our investments may include equity features, such as warrants or options to buy a minority interest in the portfolio company. Any warrants we receive with our debt securities generally require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. In many cases, we also obtain registration rights in connection with these equity interests, which may include demand and "piggyback" registration rights.

Supervising

Successful supervision of our investments involves employing active monitoring methods and developing strong underlying management teams at each portfolio company.

Monitoring

We view active portfolio monitoring as a vital part of our investment process. We consider board observation rights, regular dialogue with company management and sponsors, and detailed internally generated monitoring reports to be critical to our performance. We have developed a monitoring template that promotes compliance with these standards and that is used as a tool by the Advisor's investment committee to assess investment performance relative to plan. In addition, our portfolio companies may rely on us to provide financial and capital market expertise and may view us as a value-added resource.

As part of the monitoring process, the Advisor assesses the risk profile of each of our investments and assigns each investment a score of a 1, 2, 3, 4 or 5.

The revised investment performance scores, or IPS, are as follows:

1—The portfolio company is performing above our underwriting expectations.

2—The portfolio company is performing as expected at the time of underwriting. All new investments are initially scored a 2.

3—The portfolio company is operating below our underwriting expectations, and requires closer monitoring. The company may be out of compliance with financial covenants, however, principal or interest payments are generally not past due.

4—The portfolio company is performing materially below our underwriting expectations and returns on our investment are likely to be impaired. Principal or interest payments may be past due, however, full recovery of principal and interest payments are expected.

5—The portfolio company is performing substantially below expectations and the risk of the investment has increased substantially. The company is in payment default and the principal and interest payments are not expected to be repaid in full.

For any investment receiving a score of a 3 or lower, our manager increases its level of focus and prepares regular updates for the investment committee summarizing current operating results, material impending events and recommended actions.

The Advisor monitors and, when appropriate, changes the investment scores assigned to each investment in our portfolio. In connection with our investment valuation process, the Advisor and board of directors review these investment scores on a quarterly basis. Our average investment score was 2.05 and 2.12 at March 31, 2013 and December 31, 2012, respectively. The following is a distribution of the investment scores of our portfolio companies at March 31, 2013 (in millions):

	March 31, 2013		December 31, 2012	
Investment Score	Investments at Fair Value	% of Total Portfolio	Investments at Fair Value	% of Total Portfolio
1[(a)]	$ 38.8	9.0%	$ 20.0	5.1%
2[(b)]	332.4	77.1%	312.5	79.2%
3[(c)]	53.4	12.4%	55.5	14.1%
4[(d)]	6.5	1.5%	6.4	1.6%
5	—	—	—	—
Total	$431.1	100.0%	$394.3	100.0%

(a) As of March 31, 2013 and December 31, 2012, Investment Score "1" included $9.9 million and $8.2 million, respectively, of loans to companies in which we also hold equity securities.

(b) As of March 31, 2013 and December 31, 2012, Investment Score "2" included $32.9 million and $49.4 million, respectively, of loans to companies in which we also hold equity securities.

(c) As of March 31, 2013 and December 31, 2012, Investment Score "3" included $40.6 million and $27.0 million, respectively, of loans to companies in which we also hold equity securities.

(d) As of March 31, 2013 and December 31, 2012, Investment Score "4" included no loans to companies in which we also hold equity securities.

Loans are placed on non-accrual status when principal or interest payments are past due 30 days or more and/or when it is no longer probable that principal or interest will be collected. However, we may make exceptions to this policy if the loan has sufficient collateral value and is in the process of collection. As of March 31, 2013 and December 31, 2012, we had no loans on non-accrual.

Staffing

We do not currently have any employees and do not expect to have any employees. Our Advisor and Administrator have hired and expect to continue to hire professionals with skills applicable to our business plan and investment objective, including experience in middle market investment, leveraged finance and capital markets. Each of our executive officers is an employee and executive officer of our Advisor or Administrator. Our day-to-day investment operations are managed by our Advisor. The services necessary for the origination and administration of our investment portfolio are provided by investment professionals employed by our advisor. Our Advisor's investment professionals focus on origination and transaction development and the ongoing monitoring of our investments. We reimburse our Advisor for costs and expenses incurred by our

PLAN OF DISTRIBUTION

We may offer, from time to time, in one or more offerings or series, up to $250,000,000 of our common stock, preferred stock, debt securities, subscription rights to purchase shares of our common stock or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts or a combination of these methods. We may sell the securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. A prospectus supplement or supplements will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation; any expenses we incur in connection with the sale of such securities; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed. Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock, less any underwriting commissions or discounts, must equal or exceed the net asset value per share of our common stock at the time of the offering except (1) in connection with a rights offering to our existing stockholders, (2) with the consent of the majority of our voting securities or (3) under such circumstances as the SEC may permit. The price at which securities may be distributed may represent a discount from prevailing market prices. At our Annual Meeting of Stockholders on June 7, 2012, our stockholders approved a proposal authorizing us to sell up to 25% of our common stock at a price below our then-current net asset value per share, subject to approval by our board of directors for the offering. The authorization expires June 7, 2013. See "Sales of Common Stock Below Net Asset Value."

In connection with the sale of the securities, underwriters or agents may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Our common stockholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities. Underwriters may sell the securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum amount of any compensation to be received by any member of the Financial Industry Regulatory Authority or independent broker-dealer will not be greater than 10% of the gross proceeds of the sale of securities offered pursuant to this prospectus and any applicable prospectus supplement. We may also reimburse the underwriter or agent for certain fees and legal expenses incurred by it.

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of

Consolidated Schedule of Investments—(Continued)
December 31, 2012

Portfolio company/Type of Investment[1]	Industry	Yield[2]	Initial Acquisition Date	Maturity/ Dissolution Date	Principal[3] No. of Shares / No. of Units	Cost	Fair Value
Duff & Phelps Corporation							
Tax Receivable Agreement Payment Rights[11]	Financial services	16.4%[12]	6/1/12	12/31/29	—	12,261,736	12,261,736
						12,261,736	12,261,736
Express Courier International, Inc.							
Secured Subordinated Term Loan	Business services	15.0% (PIK)[13]	1/17/12	7/17/16	$ 7,478,972	7,358,487	6,357,126
						7,358,487	6,357,126
Firebirds International, LLC							
Senior Secured Term Loan	Restaurants	10.5% (LIBOR + 9.0%)	5/17/11	5/17/16	$ 8,200,000	8,080,047	8,200,000
Senior Secured Revolving Loan[14][15]		10.5% (LIBOR + 9.0%)	5/17/11	5/17/16	—	(67,433)	—
Common stock[9]			5/17/11	—	1,906	190,600	215,000
						8,203,214	8,415,000
Food Processing Holdings, LLC							
Senior Subordinated Note[6][16]	Food & beverage	15.0% (12.0% Cash and 3.0% PIK)	2/28/12	8/28/17	$13,847,436	13,726,839	13,397,394
Class A Units[9]			4/20/10	—	162.44	163,268	181,000
Class B Units[9]			4/20/10	—	406.09	408,161	150,000
						14,298,268	13,728,394
Gold, Inc.							
Subordinated Term Loan	Consumer products	15.0%[6] (13.0% Cash and 2.0% PIK)	12/31/12	12/31/17	$36,800,000	36,064,283	36,064,283
						36,064,283	36,064,283
Gryphon Partners 3.5, L.P.							
Partnership interest	Financial services		11/20/12	12/21/18	—	1,195,014	1,895,014
						1,195,014	1,895,014
Harrison Gypsum, LLC							
Senior Secured Term Loan	Industrials	10.5%[6] (LIBOR + 8.5% and 0.5% PIK)	12/21/12	12/21/17	$25,380,000	25,001,091	25,001,091
						25,001,091	25,001,091
Hart InterCivic, Inc.							
Senior Secured Term Loan	Election services	10.5% (LIBOR + 9.0%)	7/1/11	7/1/16	$ 9,594,834	9,450,127	9,498,885
Senior Secured Revolving Loan[10][15]		10.5% (LIBOR + 9.0%)	7/1/11	7/1/16	—	(41,938)	—
						9,408,189	9,498,885
HEALTHCAREfirst, Inc.							
Senior Secured Term Loan	Business services	11.5%[5] (LIBOR + 10.0%)	8/31/12	8/30/17	$ 9,875,000	9,593,834	9,593,834
						9,593,834	9,593,834

(Continued on next page)

See accompanying notes to these consolidated financial statements.

THL Credit, Inc. and Subsidiaries

Consolidated Schedule of Investments—(Continued)
December 31, 2012

Portfolio company/Type of Investment[1]	Industry	Yield[2]	Initial Acquisition Date	Maturity/ Dissolution Date	Principal[3] No. of Shares / No. of Units	Cost	Fair Value
IMDS Corporation							
Subordinated Term Loan	Healthcare, device manufacturing	15.5%[6] (12.5% Cash and 3.0% PIK)	5/2/12	11/2/17	$13,266,098	12,967,476	12,403,802
						12,967,476	12,403,802
Jefferson Management Holdings, LLC							
Member interest[7][8]	Healthcare, dental services	N/A	4/20/10	—	1,393	1,393,309	1,388,500
						1,393,309	1,388,500
LCP Capital Fund LLC							
Member interest[8][17][18]	Financial services	16.2%[19]	4/20/10	2/15/15	$ 8,354,033	8,354,033	8,354,033
						8,354,033	8,354,033
Loadmaster Derrick & Equipment, Inc.							
Senior Secured Term Loan	Energy / Utilities	9.3% (LIBOR + 8.3%)	9/28/12	9/28/17	$ 9,709,456	9,461,653	9,461,653
Senior Secured Revolving Loan[10]		9.3% (LIBOR + 8.3%)	9/28/12	9/28/17	$ 290,485	290,485	290,485
Senior Secured Delayed Draw Term Loans		9.3% (LIBOR + 8.3%)	9/28/12	9/28/17	—	—	—
						9,752,138	9,752,138
Marine Acquisition Corp. (Teleflex Marine)							
Senior Subordinated Note	Manufacturing	13.5%[6]	9/18/12	5/18/17	$16,500,000	16,145,801	16,170,000
						16,145,801	16,170,000
Martex Fiber Southern Corp.							
Subordinated Term Loan	Textiles	13.5%[6] (12.0% Cash and 1.5% PIK)	4/30/12	10/31/19	$ 8,755,800	8,632,700	8,580,684
						8,632,700	8,580,684
Octagon Income Note XIV, Ltd.							
Income Notes, Residual Interest[4]	Financial Services	15.5%[20]	12/19/12	1/15/24	$10,000,000	9,400,000	9,400,000
						9,400,000	9,400,000
OEM Group, Inc.							
Second Lien Term Loan	Manufacturing	15.0%[6] (12.5% Cash and 2.5% PIK)	10/7/10	10/7/15	$14,783,506	14,509,705	13,600,826
Warrant for Common						—	—
						14,509,705	13,600,826
Pinnacle Operating Corporation							
Second Lien Term Loan	Chemicals	11.5% (LIBOR + 10.3%)	11/26/12	5/15/19	$10,000,000	9,507,630	9,507,630
						9,507,630	9,507,630

(Continued on next page)

See accompanying notes to these consolidated financial statements.

THL Credit, Inc. and Subsidiaries

Consolidated Schedule of Investments—(Continued)
December 31, 2012

Portfolio company/Type of Investment[1]	Industry	Yield[2]	Initial Acquisition Date	Maturity/ Dissolution Date	Principal[3] No. of Shares / No. of Units	Cost	Fair Value
Sheplers, Inc.							
Second Lien Term Loan[7]	Retail & grocery	13.2% (LIBOR + 11.65%)	12/20/11	12/20/16	$11,426,463	11,181,930	11,369,331
Mezzanine Loan[7]		17.0% (10.0% Cash and 7.0% PIK)	12/20/11	12/20/17	$ 1,776,476	1,747,347	1,767,593
						12,929,277	13,136,924
Surgery Center Holdings, Inc.							
Senior Subordinated Note	Healthcare, ambulatory surgery centers	15.0%	4/20/10	8/4/17	$18,772,751	18,404,850	18,960,478
Member interest[8][9]					469,673	469,673	1,850,000
						18,874,523	20,810,478
The Studer Group, L.L.C.							
Senior Subordinated Note	Healthcare, consulting	14.0% (12.0% Cash and 2.0% PIK)	9/29/11	3/29/17	$12,454,488	12,251,181	12,361,080
						12,251,181	12,361,080
Trinity Services Group, Inc.							
Senior Subordinated Note	Food & beverage	13.5%[6] (12.0% Cash and 1.5% PIK)	3/29/12	9/29/17	$14,143,399	13,954,176	14,072,682
						13,954,176	14,072,682
Vision Solutions, Inc.							
Second Lien Term Loan	Business services	9.5% (LIBOR + 8.0%)	3/31/11	7/23/17	$11,625,000	11,547,123	11,625,000
						11,547,123	11,625,000
Washington Inventory Service							
Second Lien Term Loan	Business services	10.3% (LIBOR + 9.0%)	12/27/12	6/20/19	$11,000,000	10,835,379	10,835,379
						10,835,379	10,835,379
YP Intermediate Holdings Corp.							
Second Lien Term Loan	Media, advertising	15.0% (12.0% Cash and 3.0% PIK)	5/8/12	5/8/17	$ 3,321,826	3,235,570	3,321,826
Warrant for Member interest[7][8]						93	1,800,000
						3,235,663	5,121,826
Non-controlled/non-affiliated investments—113.49% of net asset value						**$391,698,777**	**$394,339,072**

(Continued on next page)

See accompanying notes to these consolidated financial statements.

THL Credit, Inc. and Subsidiaries

Consolidated Schedule of Investments—(Continued)
December 31, 2012

Portfolio company/Type of Investment(1)	Industry	Yield[2]	Initial Acquisition Date	Maturity/ Dissolution Date	Principal[3] No. of Shares / No. of Units	Cost	Fair Value
Non-controlled/affiliated investment—0.00% of net asset value							
THL Credit Greenway Fund LLC Member interest[8][16]	Financial services		1/27/11	1/14/21	—	10,062	10,062
						10,062	10,062
Total investments—113.49% of net asset value						$391,708,839	$394,349,134

Derivative Instruments

Counterparty	Instrument	Interest Rate	Expiration Date	# of Contracts	Notional	Cost	Fair Value
ING Capital Markets, LLC	Interest Rate Swap – Pay Fixed/Receive Floating	1.1425%/LIBOR	5/10/17	1	$50,000,000	$—	$(1,053,221)
Total derivative instruments—(0.30)% of net asset value						$—	$(1,053,221)

(1) All debt investments are income-producing. Equity and member interests are non-income-producing unless otherwise noted.

(2) Variable interest rate investments bear interest in reference to LIBOR or ABR, which reset monthly or quarterly, subject to interest rate floors. Unless otherwise noted, for each debt investment we have provided the interest rate in effect as of December 31, 2012.

(3) Principal includes accumulated PIK, or paid-in-kind, interest and is net of repayments.

(4) Foreign company at the time of investment and, as a result, is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940.

(5) Unitranche investment; yield reflected represents the effective yield earned on the investment.

(6) At the option of the issuer, interest can be paid in cash or cash and PIK

(7) Interest held by a wholly owned subsidiary of THL Credit, Inc.

(8) Member interests of limited liability companies are the equity equivalents of the stock of corporations.

(9) Equity ownership may be held in shares or units of companies related to the portfolio company.

(10) Issuer pays 0.5% unfunded commitment fee on facility.

(11) Publicly-traded company with a market capitalization in excess of $250 million at the time of investment and, as a result, is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940.

(12) Income-producing security with no stated coupon; yield from initial investment through December 31, 2012 was approximately 16.4%.

(13) Issuer will pay 15% PIK until April 1, 2013, 13.0% cash interest thereafter.

(14) Issuer pays 0.25% unfunded commitment fee on revolving loan quarterly.

(15) The negative cost is the result of the capitalized discount being greater than the principal amount outstanding on the loan.

(16) Interest held in companies related to the portfolio company.

(Continued on next page)

See accompanying notes to these consolidated financial statements.

prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, *provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

f. that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i. any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

ii. the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iii. any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

g. to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1993 Act, in the event the shares of the Registrant are trading below its net asset value and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant's ability to continue as a going concern or (b) the Registrant has concluded that a fundamental change has occurred in its financial position or results of operations and

5. Not applicable.

6. Not applicable.

7. to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the "current registration statement") if the cumulative dilution to the Registrant's net asset value ("NAV") per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If the Registrant files a new post-effective amendment, the threshold would reset.

8. to file a post-effective amendment to the registration statement pursuant to Section 8(c) of the Securities Act of 1933 in connection with any rights offering off of the registration statement.